January 2011 Pricing Sheet dated January 21, 2011 relating to Preliminary Terms No. 640 dated January 13, 2011 to Registration Statement No. 333-156423 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in Commodities

Commodity-Linked Partial Principal at Risk Securities due January 28, 2014
Based on the Performance of a Basket Consisting of Seven Commodities and One Commodity Index
PRICING TERMS – JANUARY 21, 2011
Issuer:	Morgan Stanley
Aggregate principal amount:	$2,875,000
Stated principal amount:	$1,000 per security
Issue price:	$1,000 per security
Pricing date:	January 21, 2011
Original issue date:	January 28, 2011 (5 business days after the pricing date)
Maturity date:	January 28, 2014
Interest:	None
Basket:	Basket commodities	Bloomberg ticker symbol*	Weighting	Initial commodity price
	S&P GSCITM Brent Crude Index—Excess Return (“brent crude index”)	SPGCBRP	20.0%	682.4502
	Coal	API21MON	15.0%	$115.25
	Corn	C 1	12.5%	657.25¢
	Gold	GOLDLNPM	12.5%	$1,343.50
	Soybeans	S 1	12.5%	1,412.25¢
	Copper	LOCADY	10.0%	$9,485.00
	Nickel	LONIDY	10.0%	$25,900.00
	Cotton	CT1	7.5%	161.83¢**
*Bloomberg ticker symbols are being provided for reference purposes only. With respect to each basket commodity, the initial commodity price has been, and the final commodity price will be, determined based on the prices published by the index publisher, the relevant exchange or the coal publisher, as applicable.
**Due to a market disruption event with respect to cotton on the pricing date, the initial commodity price for cotton was determined on January 25, 2011 in accordance with the fallback mechanics described under the definition of “determination date” in the accompanying prospectus supplement, which can be accessed via the hyperlink below.

Payment at maturity:
▪  If the basket performance is greater than zero:
$1,000 + supplemental redemption amount
Under no circumstances will the payment at maturity exceed the maximum payment amount.
▪  If the basket performance is less than or equal to zero:
$1,000 + ($1,000 x basket performance)
If the basket performance is less than zero, this amount will be less than the stated principal amount of $1,000. However, under no circumstances will the payment at maturity be less than the minimum payment amount of $900 per security.

Supplemental redemption amount:	$1,000 x participation rate x basket performance; provided that the supplemental redemption amount will not be more than $250.
CUSIP:	617482QS6
ISIN:	US617482QS65
Listing:	The securities will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. Incorporated, a wholly owned subsidiary of Morgan Stanley. See “Supplemental information concerning plan of distribution; conflicts of interest.”
Terms continued:	Please see page two of this pricing sheet for further pricing terms of the securities.
Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Issuer
Per Security	100%	2.4%	97.6%
Total	$2,875,000	$69,000	$2,806,000
(1)       Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, Morgan Stanley & Co. Incorporated, a fixed sales commission of 2.4% for each security they sell. See “Supplemental information concerning plan of distribution; conflicts of interest.” For additional information, see “Plan of Distribution” in the accompanying prospectus supplement.

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 640 dated January 13, 2011
Prospectus Supplement dated December 23, 2008             Prospectus dated December 23, 2008

The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Commodity-Linked Partial Principal at Risk Securities due January 28, 2014
Based on the Performance of a Basket Consisting of Seven Commodities and One Commodity Index

PRICING TERMS	Continued from the Cover Page
Participation rate:	100%
Maximum payment amount:	$1,250 per security (125% of the stated principal amount)
Minimum payment amount:	$900 per security (90% of the stated principal amount)
Basket performance:	Sum of the commodity performance values of each of the basket commodities
Commodity performance value:	With respect to each basket commodity: [(final commodity price – initial commodity price) / initial commodity price] x weighting
Commodity price:
For any trading day or index business day, as applicable:

Brent crude index: the official settlement price of the brent crude index

Coal: the published price per ton (as stated in U.S. dollars)

Corn:  the official settlement price per bushel (as stated in U.S. cents)

Gold: the afternoon fixing price per troy ounce (as stated in U.S. dollars)

Soybeans: the official settlement price per bushel (as stated in U.S. cents)

Copper: the official cash offer price per tonne (as stated in U.S. dollars)

Nickel: the official cash offer price per tonne (as stated in U.S. dollars)

Cotton: the official settlement price per pound (as stated in U.S. cents)

For full descriptions, please see “Fact Sheet – Commodity price” on page 7 of the accompanying preliminary terms.

Initial commodity price:
For each basket commodity, the commodity price for such basket commodity on the pricing date, subject to adjustment for each basket commodity individually in the event of a market disruption event or a non-trading day or non-index business day (as applicable).  See “Basket—Initial commodity price” above.  See “Basket—Initial commodity price” above.
If any initial commodity price as finally determined by the relevant exchange, the index publisher, the coal publisher or its successor differs from any initial commodity price specified in the pricing supplement, we will include the definitive initial commodity price in an amended pricing supplement.

Final commodity price:
For each basket commodity, the commodity price for such basket commodity on the determination date, subject to adjustment for each basket commodity individually in the event of a market disruption event or a non-trading day or non-index business day (as applicable).

Determination date:
In respect of each basket commodity, January 21, 2014, subject to a non-trading day or non-index business day (as applicable) or a market disruption event in respect of the applicable basket commodity.

January 2011	Page 2